Exhibit 99.2

Release time	Immediate	Date	17 April 2003

PR292g

Annual General Meeting

At today’s Annual General Meeting of Rio Tinto plc in London, chairman Sir Robert Wilson told shareholders continued caution about an upturn in markets had proved well founded.

“This time last year, I said that we remained cautious about the strength and pace of the recovery in the United States. I also noted that Europe and Japan remained some way behind the US in their respective cycles, but that growth in China continued to provide welcome support for our markets, particularly in iron ore and copper.

“Unfortunately, our caution proved to be well founded. In 2002, most of our markets were depressingly flat. The primary exceptions were iron ore, demand for which grew strongly, and gold, the price of which rose, probably because of geopolitical and currency uncertainties. Despite these lacklustre markets we delivered our second best earnings performance.

“One outstanding plus for us in 2002 was the growing importance of China in the mineral markets. Whilst industrial production at best stagnated elsewhere, China’s grew by 12 per cent. Because of the materials intensive nature of this growth, the Chinese market has become more important to the mining industry than to other industrial sectors.

“Our strategy has been substantially unchanged for well over a decade. The underlying principle is very simple: we are in business to create value for our shareholders, responsibly and sustainably. For this purpose, we define value as the net present value of Rio Tinto shares. As I said in the annual report, by its nature, this is a long term optimisation exercise, not focused on maximising the near term share price nor, necessarily, one year’s earnings. We believe that if we make the right decisions to maximise the long term value of the business, then this will ultimately be reflected in our share price, even if short term share price movements sometimes seem to contradict that.

“The result has been that we have a consistent record of outperforming our sector in total shareholder returns.

“We intend to maintain Rio Tinto’s leadership position not only in commercial terms, but also by ensuring our business activities contribute to sustainable development. We believe that acting responsibly in the social and environmental arena adds economic value by creating opportunities, minimising risk, and attracting the best employees.

“This approach, together with our business strategy and our world class team of employees, who are at the heart of the implementation process, should ensure that we remain the best performer in our industry.

Cont…/

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

“As far as the outlook is concerned, forecasts are obviously clouded by the uncertain economic and political consequences of the war in Iraq. However, even leaving aside the war, it is difficult to see what might cause significant improvement in the main economies of the OECD in the near term. Further progress towards global trade liberalisation may also be at risk. This is partly a reaction to weak economic conditions but is also a consequence of the refusal by western countries, notably in the European Union, to open their markets to fair competition in agriculture from the developing world. Rather more positively, China’s economic performance continues to look impressive. So we remain of the view outlined at the time of our results statement at the end of January that our industry might see a recovery earlier than usual in the economic cycle.

“Of course, in many sectors of industry, China’s growth represents a threat. The increasing use of modern technology, combined with its very low labour costs, is establishing a competitive advantage for China. But in most instances it lacks the raw materials to support this growth. Comparative advantage in the production of many of these requirements therefore lies outside China, with suppliers such as Rio Tinto.

“I hesitate to forecast when we will see a major improvement in overall demand and prices. Other than for iron ore, it will probably not be this year. Meanwhile volatility in foreign exchange markets is adding a further element of uncertainty to the near term outlook.

“I’ve worked for this company for over 33 years altogether. I am certainly going to miss the outstanding, talented and dedicated men and women around the world who have been my colleagues and who have made Rio Tinto the success that it is.

“It has also been my privilege to lead this company as chief executive or chairman for the past 12 years. I have enjoyed the job enormously but of course every job has its pluses and minuses. I’ve never been quite sure on which side of the ledger to put these annual general meetings. But I will probably miss them too.

“One of the most important tasks for a retiring chairman is to ensure that strong succession plans are made. I am delighted that the board has appointed Paul Skinner to succeed me in November. Paul has enjoyed a highly successful and distinguished career with Shell, from which he is retiring at the end of September. Although his role with Rio Tinto will not be executive in the same way as mine, I have no doubt that the contribution of Paul with Leigh Clifford as chief executive and the very strong team that support them, will lead this company to new heights in the years to come.”

For further information, please contact:

LONDON	AUSTRALIA
Media Relations Lisa Cullimore + 44 (0) 20 7753 2305	Media Relations Ian Head +61 (0) 3 9283 3620
Investor Relations Peter Cunningham + 44 (0) 20 7753 2401 Richard Brimelow + 44 (0) 20 7753 2326	Investor Relations Dave Skinner +61 (0) 3 9283 3628 Daphne Morros +61 (0) 3 9283 3639

Website: www.riotinto.com